UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

American Finance Trust, Inc.

(Name of Subject Company)

American Finance Trust, Inc.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Edward M. Weil, Jr.
Chairman, Chief Executive Officer, and President
American Finance Trust, Inc.
405 Park Avenue, 14th Floor
New York, New York 10022
(212) 415-6500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with copies to:

James A. Tanaka, Esq. Chief Securities Counsel & EVP AR Global 405 Park Avenue, 14th floor New York, NY 10022 Tel: (212) 415-6500	Peter M. Fass, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036 Tel: (212) 969-3000 Fax: (212) 969-2900	Michael J. Choate, Esq. Proskauer Rose LLP Three First National Plaza 70 West Madison Suite 3800 Chicago, Illinois 60602-4342 (312) 962-3567

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement, previously filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2016 (together with the Exhibits thereto, the “Schedule 14D-9”) by American Finance Trust, Inc., a Maryland Corporation (the “Company”, “we” or “us”), solely to reflect that on April 1, 2016, the Company filed an automatically effective registration statement with the SEC, to register the shares to be offered pursuant to the Company’s reinstated distribution reinvestment plan (“DRIP”).

The Schedule 14-D-9 relates to a tender offer (the “Mini-Tender”) by MacKenzie Realty Capital, Inc. and MacKenzie Capital Management, LP (together, the “Offeror”) to purchase up to 150,000 shares of the Company’s outstanding common stock, par value $0.01 per share (the “Common Stock”), at a price equal to $16.00 per share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, as filed under cover of Schedule TO by the Offeror with the SEC on March 15, 2016 (the “Offer to Purchase”).

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the terms of this Amendment No. 1. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 14D-9.

AS DISCUSSED IN THE SCHEDULE 14D-9 AND HEREIN, THE COMPANY’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS (THE “STOCKHOLDERS”) REJECT THE MINI-TENDER AND NOT TENDER THEIR SHARES OF COMMON STOCK FOR PURCHASE PURSUANT TO THE OFFER TO PURCHASE.

Item 4.   The Solicitation or Recommendation.

Item 4(a) of the Schedule 14D-9 is hereby amended and supplemented by replacing the last sentence of the second paragraph with the following:

“The board of directors acknowledges that, because the Common Stock is not listed on an exchange and there is not otherwise an established public trading market for the Common Stock, Stockholders currently have limited alternatives to sell some or all of their Common Stock. However, Stockholders may participate in the Company’s share repurchase program, which provides for repurchases of up to 2.5% of the weighted average number of shares of common stock outstanding during the previous fiscal semester (or 5.0% per year), and is funded solely with proceeds from the Company’s distribution reinvestment plan (“DRIP”), which was reinstated on April 1, 2016.”

Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented by replacing the last paragraph under the heading “The Board believes the Offer Price is significantly less than the current and potential value of the Company’s Common Stock” with the following:

“The Estimated Per-Share NAV is used in connection with the Company’s existing share repurchase program as well as its DRIP, which was reinstated on April 1, 2016.

The Company’s DRIP allows Stockholders to reinvest distributions in shares of our Common Stock, with reinvested distributions providing for preserved cash to be utilized the Company as the sole funding source for its share repurchase program, as well as to fund operations or investments consistent with the Company’s stated investment objectives.  As a result, shares repurchased under the share repurchase program for the period ending June 30, 2016 will have the support provided by the reinstated DRIP.”

Item 9.   Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit	Description
(a)(4)	Letter to American Finance Trust, Inc. Stockholders, dated April 7, 2016

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 7, 2016

By:	/s/ Edward M. Weil, Jr.
Name: Edward M. Weil, Jr.
Title: Executive Chairman, Chief Executive Officer and President